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                            January 31, 2023

       David Byrnes
       Chief Financial Officer
       MSGE Spinco, Inc.
       Two Pennsylvania Plaza
       New York, NY 10121

                                                        Re: MSGE Spinco, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form 10-12B
                                                            Submitted January
13, 2023
                                                            CIK No. 0001952073

       Dear David Byrnes:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Preliminary Information Statement

       Risk Factors
       Our Operations and Operating Results Have Been, and May in the Future be, Materially
       Impacted by the COVID-19 , page 24

   1. We note your response to comment 6 and your disclosure that [d]uring Fiscal Year 2021,
                                                        [you] experienced a
decline of over 90% in [y]our revenues as a result of the COVID-19 pandemic, compared to
the prior year period. Please revise to include comparable impacts during the Fiscal Year
2020 and 2022, given your disclosure that your operations and operating results have
been materially impacted by COVID during all three fiscal years.
 David Byrnes
MSGE Spinco, Inc.
January 31, 2023
Page 2
Two Pennsylvania Plaza Sublease, page 144

2. Please revise to describe and quantify the expected sublease payments under this agreement.
Team Sponsorship Allocation Agreement, page 147

3. We note your response to comment 19 and reissue. Your revised disclosure does not appear to quantify or describe in detail the potential revenue split agreed upon between
      MSG Entertainment and MSG Sports.
       You may contact Suying Li at 202-551-3335 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Byrnes
                                                           Division of
Corporation Finance
Comapany NameMSGE Spinco, Inc.
                                                           Office of Trade &
Services
January 31, 2023 Page 2
cc:       Robert W. Downes, Esq.
FirstName LastName